EXHIBIT 99.1

China Lodging Group, Limited Announces Preliminary Hotel Operating Results for Fourth Quarter of 2013

SHANGHAI, China, Jan. 12, 2014 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the " Company"), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary hotel operating results for the fourth quarter ended December 31, 2013.

Hotel Development
	Number of hotels in operation		Number of rooms in operation
	Net added in Q4 2013	As of December 31, 2013	Net added in Q4 2013	As of December 31, 2013
Leased hotels	27	565	2,872	65,836
Manachised hotels	58	835	5,571	84,437
Franchised hotels*	(1)	25	(58)	2,606
Total	84	1,425	8,385	152,879
* refers to franchised Starway hotels
Number of hotels in pipeline as of December 31, 2013
Leased hotels	63
Manachised hotels	350
Total	413

Operating metrics
	For the quarter ended
	December 31,	September 30	December 31,
	2012	2013	2013
Occupancy rate (as a percentage)
Leased hotels	92%	93%	89%
Manachised hotels	92%	95%	91%
Blended	92%	94%	90%
Average daily room rate (in RMB)
Leased hotels	182	193	187
Manachised hotels	170	180	171
Blended	176	186	178
RevPAR (in RMB)
Leased hotels	167	179	166
Manachised hotels	157	171	155
Blended	162	175	160

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	December 31,		yoy
	2012	2013	change
Total	757	757
Leased hotels	388	388
Manachised hotels	369	369
Occupancy rate (as a percentage)	96%	94%	-2%
Average daily room rate (in RMB)	179	183	3%
RevPAR (in RMB)	172	173	1%

Upcoming Investor Relations Activities
China Lodging Group will participate in the following conferences in the first quarter of 2014.
January 14-15, 2014	Deutsche Bank 12th Annual dbAccess China Conference, Beijing
January 16, 2014	China Renaissance Online Travel Conference, Shanghai
March 24-28, 2014	Credit Suisse 17th Asian Investment Conference, Hong Kong

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under six brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com .

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Investor Relations Manager
         Tel: 86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com